SIERCHIO  GRECO & GRECO, LLP

720 Fifth Avenue

New York, New York 10019

Telephone: (212) 246-3030 Facsimile: (212) 246-2225

By EDGAR

March 20, 2007

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Jason Wynn

Mail Stop: 7010

Re:

Duke Mountain Resources, Inc. (the “Company”)-Registration Statement on Form

SB2 (File No. 333-140177) (the “Registration Statement”)

Response to Comment Letter Dated February 22, 2007

We have been authorized by Duke Mountain Resources, Inc. (the “Company”) to submit this letter in reply to your comment letter of February 22, 2007 (the “February 22nd 2006 Letter”).  The numbered responses are keyed sequentially to the numbered paragraphs in the February 22nd Letter.  All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the amendment (on Form SB/A) to the Registration Statement filed today.

Page references are to the hard copy of the Form SB2/A as marked (hard copies of which will be forwarded to you under separate cover).

1.

Additional detail has been added explaining the nature of the separate account and the risks attendant to the fact that the Company is not using an escrow account. Please refer to pages 6 and 19.

2.

The names of the officers and directors who will be selling the common stock have been disclosed on the cover page of the prospectus. Please refer to page the Cover Page of the prospectus.

3.

The Company acknowledges that you consider “promptly” to mean within three business days in most cases.  A disclosure reflecting this has been added. Please refer to pages 6 and 18.

4.

If the Company elects to exercise its right to extend the offering for an additional 90 days, it intends to notify purchasers who already have submitted funds of its election, by facsimile, email and first class mail. Please refer to page 20.

5.

The disclosure previously included in the Registration Statement has been modified to more fully address your comment. Please refer to page 18.

SIERCHIO GRECO & GRECO, LLP

US Securities and Exchange Commission

Re: Duke Mountain Resources, Inc.

March 20, 2007

Attention: Jason Wynn

6.

The requested risk factor has been added. Please refer to page 13.

The filing has been updated and modified as required for further clarity.  Such changes are marked in the Form SB/A.

We hope that you find the foregoing responsive to the Staff’s comments.

Very truly yours,

Sierchio Greco & Greco, LLP

By: _________________________

Joseph Sierchio